Michael C. Keefe
Executive Vice President, General Counsel
and Corporate Secretary
424 West 33rd Street, Suite 650
New York, NY 10001
Direct: 212-356-4028
Fax: 212-564-6546
Mobile: 347-563-0060
Email: mkeefe@ifl.tv
www.ifl.tv

October 17, 2007
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	International Fight League, Inc. (the “Company”) Form 10-K for the year ended December 31, 2006 File No. 0-21134
Dear Ms. Cvrkel:
     We have received the Staff’s letter dated July 30, 2007 and the follow-up letter dated September 7, 2007 relating to the above referenced filing. Salvatore A. Bucci, the Company’s former Chief Financial Officer, has left the company, and I am responding in his absence. We appreciate the time and effort that the Staff devoted toward reviewing the Company’s filing, and we are thankful to Effie Simpson for taking the time to discuss with the Company the Staff’s comments and our initial response. We offer the following responses to the comments in the September 7, 2007 letter:
1.	We agree with your comment and will report conversion of investor advances into Series A Preferred Stock in 2006 as a non-cash transaction which will be reported in supplemental disclosures of the Company’s non-cash investing and financing activities.
2.	The Company will make the appropriate disclosures in future filings. We are proposing the following disclosures of our revenue recognition policy for television rights:
We recognize revenue under our television distribution agreements with FSN as barter transactions in accordance with FAS 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” because there is no exchange of cash between us and FSN relating to the broadcast of our programs. We believe that because FSN routinely sells airtime for its programming, we receive an economic benefit from the airing of our programming, which we measure as being equivalent to the fair market value of the airtime granted to us by FSN for which we would otherwise pay cash distribution fees to FSN. For the years ended December 31, 2006 and 2007, we

Ms. Linda Cvrkel
October 17, 2007

recognized $1,375,000 and $___, respectively, of television rights revenue and corresponding charges to costs of revenue for this arrangement with FSN.
We recognize revenue for our MNTV programming in amounts equal to the cash payments we receive or expect to receive from MNTV related to the broadcast of our programming.
3.	The Company believes that barter transaction with FSN has commercial substance as defined by paragraph 21 of APB 29 for numerous reasons. By telecasting the Company’s mixed martial arts events on television through its arrangements with FSN and MNTV, the Company creates revenue opportunities in numerous other aspects of its business, namely sponsorship, licensing, international television distribution and live event ticket sales. A few of these revenue generating opportunities are described in more detail below. These opportunities might not exist, or would be much smaller revenue opportunities, if the Company did not have television exposure provided by the FSN show.
Mixed martial art has a very strong following in the male, 18 to 34 year old demographic, one that is very appealing to sponsors. By telecasting our events on FSN, we create the opportunity for businesses with products and services that target the 18-34 male demographic to pay fees to the Company for sponsorships and promotions of their products and services. This is an area of revenue opportunity the Company highlighted in its Form 10-K. During 2006, the Company recognized revenue of $273,000 from sponsorships. In the first quarter of 2007 the company recognized $74,000 of sponsorship revenue, and this amount almost doubled to $141,000 in the second quarter of 2007. In addition, the Company has added several new sponsors in the third quarter, for which revenue has not been reported. These new sponsors include Muscle Milk, a protein supplement from Cytosport, Headblade and vitaminenergy drink from Glacéau. The Company has also retained a Premier Partnership, a firm well recognized in the field of sponsorships for sports leagues and franchises, to assist the Company in identifying potential sponsorship revenue opportunities. Premier Partnership has communicated to the Company that its television exposure is extremely important in building its brand name and attracting sponsors.

The Company also has opportunities for sales of its FSN television shows overseas for cash. The Company has entered into an arrangement for international distribution, which the Company believes will generate at least $1 million of cash revenue. Currently, the Company’s FSN shows are being distributed in Canada, many parts of Asia, many parts of the Middle East, the Philippines, Israel and Sweden. This international distribution might not be available if the Company did not have its FSN and MNTV shows televised in the U.S.
4.	The Company has estimated that the fair market value of one hour of airtime for its FSN show is $125,000. The estimate was based upon research of the fees charged by various television networks and cable stations to air programming, particularly sports programming. When determining the value of the revenue and distribution charges, the Company estimated the value of the distribution fees that it would pay for having its FSN show televised. This amount can be more easily estimated by reviewing the amounts television networks and

Ms. Linda Cvrkel
October 17, 2007

cable stations charge to air sports programming during the time slot the FSN show is telecasted. After the Company estimated, based upon its research, the cost the Company would incur to distribute its FSN show, the Company then established its revenue from broadcasting each FSN show at an equal amount.
Accordingly, management believes that the fair value of the television rights surrendered is properly measured by the fair value of the distribution fees waived, and that the gain or loss to be recognized under this arrangement is zero.
5.	The Company values the revenue for the MNTV show at the actual cash payment received or expected to be received from MNTV for the Company’s programming. No distribution charges or expense is recognized. See 2 above.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. The Company understands that any Staff comments, or changes to disclosures in response to Staff comments, as a result of filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I can be reached at (212) 356-4028 should you or the Staff have any comments or questions regarding the Company’s responses above.

Sincerely,
/s/ Michael C. Keefe

Michael C. Keefe Executive Vice President, General Counsel and Corporate Secretary

cc: Gareb Shamus